UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               April 2, 2019

  Via E-Mail

  Matthew P. Schwartz
  Gibson, Dunn & Crutcher LLP
  200 Park Avenue
  New York, New York 10166

          Re:     Texas Pacific Land Trust
                  PREN14A filed on March 25, 2019
                  DFAN14A filed March 15, 2019
                  DFAN14As filed March 18, 2019
                  DFAN14A filed March 28, 2019
                  Filed by SoftVest, L.P. et al.
                  File No. 1-00737

  Dear Mr. Schwartz:

          The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement filed on March 25, 2019

      1. The correct EDGAR tag for a preliminary proxy statement for an election contest is
         PREC14A rather than PREN14A. Please make this change with your next filing.

      2. We have not located in your proxy statement the disclosure/undertaking required by Item
         23 of Regulation 14A as to shareholders who share an address. Please revise to include.

      3. You have not included Murray Stahl, Chairman and CEO of Horizon, as a participant in this solicitation. Please explain why, with reference to the definition of "solicitation" in
         Instruction 3(a) to Item 4 of Schedule 14A. If Mr. Stahl will solicit proxies, he should be
 Michael P. Schwartz, Esq.
Gibson, Dunn & Crutcher LLP
April 2, 2019
Page 2

       included as a participant pursuant to Instruction 3(a)(vi) to Item 4 of
Schedule 14A.
       Alternatively, revise the proxy statement to identify Mr. Stahl as a participant and to include all of the required disclosure as to him individually, to the extent it does not already appear in your filing.

   4. Please see our last comment above. Please provide the same analysis as to the participant status of Horizon Asset Management LLC, Kinetic Advisers, LLC and Kinetic Asset
      Management LLC. Those entities are included on Horizon's Schedule 13D and appear to be affiliates of participants but their role in this solicitation (if any) is unknown.

Matters to be Considered at the Special Meeting, page 1

   5. We note the disclosure here that "[a]bstentions and broker non-votes, if any, are counted in tabulations of the votes cast and have the effect of a vote `against.'" Since this is a contested election and the only matter to be voted upon is the election of a new trustee, it is unclear how there could be broker non-votes. Please revise or advise.

Information about the Participants, page 2

   6. Please provide the address for International Financial Group, Inc. See
Item 5(b)(1)(ii) of
      Schedule 14A.

Background to the Solicitation

   7. Expand the Background section to describe the prior engagement of the participants with the Trust leading up to this contested solicitation. Currently, other than general background about being "long-term investors in the Trust," your discussion of background events begins on March 15, 2019.

   8. Here or in a new section of the proxy statement where you discuss your plans for the
      Trust and reasons for this solicitation, expand on your recommendations to convert the
      Trust into a Delaware corporation and the implications of this change for shareholders.
      What would be the impact of this change, including but not limited to, the impact on corporate governance for the Trust?

   9. See our last comment above. Provide the same expanded discussion of your plans to possibly seek the sale or separation of the Trust's new water business and the impact of these changes on the Trust and its shareholders.

Form of Proxy

   10. The voting options provided to shareholders on your form of proxy do not match the options provided on the Trust's form of proxy. Since the trustee vote will be governed by a majority voting standard according to your proxy statement, does Texas law give effect to a votes cast against a nominee? If so, it appears that under Rule 14a-4(b)(2), you
 Michael P. Schwartz, Esq.
Gibson, Dunn & Crutcher LLP
April 2, 2019
Page 3

       should include an option whereby shareholders can vote against a nominee. Please revise or advise.

   11. You provide on the form of proxy a means by which shareholders may withhold authority to vote your nominee. Where there is a majority voting standard in place as there is here, revise your proxy materials to describe the effect of a withhold vote (or of an abstain vote, if you revise to include that option, as the Trust does).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions